VIA EDGAR AND E-MAIL

April 15, 2024

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Renewable Corporation

Brookfield Renewable Partners L.P.

Registration Statement on Form F-3

File Nos. 333-278523, 333-278523-01

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Renewable Corporation and Brookfield Renewable Partners L.P. hereby respectfully request that the effectiveness of the above referenced registration statement on Form F-3 (File Nos. 333-278523 and 333-278523-01) be accelerated by the Commission so that it may become effective at 4:00 P.M. Eastern Time on Wednesday, April 17, 2024.

If the Staff of the Commission has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047 or cbornhorst@torys.com.

Sincerely,

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary